Filed Pursuant to Rule 433 Registration No. 333-145709 Registration No. 333-145709-01 December 3, 2008
PRICING TERM SHEET

9.75% Senior Notes due January 31, 2014

Issuer:	Enterprise Products Operating LLC
Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.
Trade Date:	December 3, 2008
Expected Settlement Date:	December 8, 2008
Note Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Size:	$500,000,000
Maturity Date:	January 31, 2014
Coupon:	9.75%
Interest Payment Dates:	January 31 and July 31, commencing January 31, 2009
Price to Public:	100%
Benchmark Treasury:	2.00% due November 2013
Benchmark Treasury Yield:	1.611%
Make-Whole Call:	T +50 bps
CUSIP:	29379V AD5
ISIN:	US29379VAD55
Ratings*:	Baa3 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services BBB- by Fitch Ratings
Recent Development:
Contemplated Affiliate Transaction
During 2008, we have been contemplating the possible sale of interests in certain assets to Duncan Energy Partners L.P. The transaction as currently contemplated would involve consideration of cash and Duncan Energy Partners’ equity interests to us, as well as a retained interest by us in the assets. If pursued, the transaction would be subject to, among other things, the approval of the board of directors of the general partner of Duncan Energy Partners L.P. and its Audit, Conflicts and Governance Committee; the approval of the board of directors of the general partner and the Audit, Conflicts and Governance Committee of Duncan Energy Partners L.P.; and negotiation of and agreement on definitive terms and conditions. As a result, we can give no assurance regarding the consummation of such a possible transaction or, if it is consummated, the timing, terms or results.

Joint Book-Running Managers:	Barclays Capital Inc. DnB NOR Markets, Inc. Mizuho Securities USA Inc. Greenwich Capital Markets, Inc. Scotia Capital (USA) Inc. Wachovia Capital Markets, LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-227-2275 (ext. 2663), DnB NOR Markets, Inc. at 1-212-681-3800, Mizuho Securities USA Inc. at 1-800-221-8866 (ext. 3143), Greenwich Capital Markets, Inc. at 1-866-884-2071, Scotia Capital (USA) Inc. at 1-800-372-3930, or Wachovia Capital Markets, LLC at 1-800-326-5897.